SUB-ITEM 77C: Submission of Matters to a Vote of Security
Holders

          The annual meeting of shareholders was held on February 20, 2003 for the purpose of electing one trustee to the Board of Trustees of the Fund. The results of the votes tabulated at the annual meeting are reported below.

          Name of Trustee          For			Withheld

          James S. Pasman, Jr.  47,308,215 shares    851,473 shares

          The continuing Trustees are Enrique R. Arzac and
Lawrence J. Fox.